

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2018

Sing Wang
Chief Executive Officer
TKK Symphony Acquisition Corporation
Unit 1631, Level 16, Man Yee Building
60-68 Des Voeux Road Central
Central, Hong Kong SAR

> **Re: TKK Symphony Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted April 30, 2018**
> **CIK No. 0001738758**

Dear Mr. Wang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please balance the disclosure about Mr. Wang's past performance, particularly with respect to his experience "attracting prospective target business," given the management team's limited experience with blank check companies.

2. Provide a description of your current corporate structure. Based upon your disclosure on page 41, it appears you may be utilizing a variable interest entity structure. If this is the case, revise your disclosure throughout to reflect this corporate structure through the use

of graphic depiction. With respect to your disclosure on page 42 that your variable interest entity operates in the "consumer finance marketplace industry," it is not clear what entity constitutes your VIE. Additionally, explain how this is consistent with your disclosure that you have no operating history.

3. Please discuss management's reasons for incorporating the company under the laws of the Cayman Islands.

Competitive Advantages, page 2

4. We note your disclosure that you are well-positioned to capitalize on growing opportunities created by consumer/lifestyle assets that may have particular application for the PRC market. Clarify how you define "consumer/lifestyle assets" and/or provide examples of the types of companies that management views as operating in those industries. Disclose whether Mr. Sing Wang or other members of your management team have any experience in these industry sectors.

5. Explain the nature of the relationship between Symphony and the Company. Explain the nature of the partnerships between Symphony and the international consumer brands and trading houses identified here.

Risk Factors, page 18

6. Consider adding a risk factor highlighting the potential difficulty in using the IPO funds to invest directly in a Chinese operating company due to Exchange Controls.

Our public shareholders may not be afforded an opportunity to vote on our proposed business combination..., page 26

7. We note your disclosure that there are certain circumstances which, "for business or legal reasons," if occurring, may not require you to seek shareholder approval of a future business combination. Enhance your disclosure to include greater detail about the factors you will consider when determining whether to seek shareholder approval in those instances where you would not be statutorily required to do so. Explain, for example, how the timing of a proposed transaction would weigh for or against seeking shareholder approval.

Management
Conflicts of Interest, page 78

8. Revise to include disclosure that your officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were to be included by a target business as a condition to any agreement with respect to your initial business combination. Discuss here and in the summary whether management expects to continue with the company following consummation of a business combination. Similarly, address how the company intends to

balance the prospect of a given transaction and its merits with the possible expectation of management seeking to enter into employment contracts with a target business.

9. We note your disclosure that if certain of your officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary duties or contractual obligations, he or she may be required to present such opportunity to the other entity prior to presenting the opportunity to you. Disclose whether any of your corporate governance documents contain an explicit waiver of the corporate opportunity doctrine.

10. Consider expanding your disclosure here to describe how the fiduciary duties of your directors pursuant to Cayman Islands law differ from statutes or judicial precedent in jurisdictions in the United States.

Redeemable Warrants, page 90

11. With respect to the provision that provides your management with the option to require holders of the public warrants that wish to exercise their warrants to do so on a cashless basis, disclose in greater detail the purpose and effect of this redemption feature. Explain how this redemption feature differs from warrant redemption features used in other blank check offerings. Disclose when and why the company would redeem the public warrants in this manner, and address whether and how the warrants could expire worthless.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

13. Please submit all exhibits as soon as possible, particularly the form of amended and restated memorandum and articles of association.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.

Division of Corporation Finance
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